# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELUS CORP, CIK 0000868675
CUSIP: 87971M103
Title of class of securities: Common shares
Address of issuer's principal executive offices: 100 King Street West, 21st Floor, Toronto, Ontario Canada (A6), M5X 1A1
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 57,441,195; shared voting power 458,350; sole dispositive power 57,671,083; shared dispositive power 458,350; aggregate amount beneficially owned 58,129,433 (0% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 55,039,428; shared voting power 458,350; sole dispositive power 55,242,681; shared dispositive power 458,350; aggregate amount beneficially owned 55,701,031 (3.62% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 54,432,054; shared voting power 246,370; sole dispositive power 54,635,307; shared dispositive power 246,370; aggregate amount beneficially owned 54,881,677 (3.57% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 203,253; shared dispositive power 0; aggregate amount beneficially owned 203,253 (0.01% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 3,858,627; shared voting power 0; sole dispositive power 3,858,627; shared dispositive power 0; aggregate amount beneficially owned 3,858,627 (0.25% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 26,744,400; shared voting power 0; sole dispositive power 26,744,400; shared dispositive power 0; aggregate amount beneficially owned 26,744,400 (1.74% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 607,374; shared voting power 211,980; sole dispositive power 607,374; shared dispositive power 211,980; aggregate amount beneficially owned 819,354 (0.05% of the class)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 26,635; shared voting power 0; sole dispositive power 26,635; shared dispositive power 0; aggregate amount beneficially owned 26,635 (0% of the class)

## Item 1. Issuer
Name of issuer: TELUS CORP
Address of issuer's principal executive offices:
100 King Street West, 21st Floor, Toronto, ONTARIO, CANADA
M5X 1A1

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - IRELAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 58,129,433
Percent of class: 3.78
Sole power to vote or to direct the vote:
Bank of Montreal - 57,441,195

BANK OF MONTREAL HOLDING INC. - 55,039,428

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 54,432,054

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 3,858,627

BMO ASSET MANAGEMENT INC. - 26,744,400

BMO NESBITT BURNS INC. - 607,374

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 26,635
Shared power to vote or to direct the vote:
Bank of Montreal - 458,350

BANK OF MONTREAL HOLDING INC. - 458,350

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 246,370

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 211,980

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 57,671,083

BANK OF MONTREAL HOLDING INC. - 55,242,681

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 54,635,307

BMO NESBITT BURNS SECURITIES LTD. - 203,253

BMO PRIVATE INVESTMENT COUNSEL INC. - 3,858,627

BMO ASSET MANAGEMENT INC. - 26,744,400

BMO NESBITT BURNS INC. - 607,374

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 26,635
Shared power to dispose or to direct the disposition:
Bank of Montreal - 458,350

BANK OF MONTREAL HOLDING INC. - 458,350

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 246,370

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 211,980

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of the securities reported herein are held in the ordinary course of business of the Reporting Person acting as prime broker on behalf of certain clients who have the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: Kathryn Cenac, Managing Director - Regulatory Solutions Group (11/13/2025)